SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2022

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Corporate Governance Report

KEPCO has prepared this report in accordance with Article 24-2 of the Enforcement Rules of KOSPI Market Disclosure Regulation of Korea Exchange in order to provide investors with further information to help them better understand KEPCO’s corporate governance system.

This is a summary in English of the Corporate Governance Report originally prepared in Korean. In the translation process, some parts of the report have been reformatted, rearranged or summarized for the convenience of readers. Nonmaterial or previously disclosed information may also have been omitted or abridged.

Unless expressly stated otherwise, this report reflects KEPCO’s corporate governance structure as of May 31, 2022.

I.	Corporate Governance

1. Corporate Governance Policy

(1) General Meeting of Shareholders

KEPCO regards enhancing shareholder value and protecting shareholder rights as its highest priorities. In that connection, KEPCO plans to further promote the interest of its shareholders through responsible and transparent management based on trust and communication and by embedding in its operations a focus on serving the shareholders.

(2) Board of Directors

In order to effect transparency in its corporate governance, anyone interested in KEPCO’s corporate governance practice can access, at its corporate website, Articles of Incorporation of KEPCO, Regulations Concerning the Board of Directors, Regulations Concerning Operations of the Audit Committee and KEPCO’s other internal regulations related to its corporate governance.

To ensure the transparency of its corporate governance through an independent decision-making process, KEPCO operates a majority of directors as non-standing directors. The Board of Directors is composed of seven standing directors including the CEO and eight non-standing directors. The chairperson of the Board of Directors is appointed upon among non-standing directors for fair gathering of opinions and suggestions on the overall management.

Furthermore, non-standing directors are elected from professionals with basis of finance, accounting, labor management, shared growth and energy industries, so as to fulfill ones’ role of consulting and suggesting about the agenda of board meetings.

(3) Audit

The Audit Committee inspects the accounting and management issues, and also evaluates the operation of Internal Control over Financial Reporting. Moreover, it supervises the performance of directors and management to let them make rational business decisions.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. One member of Audit Committee is a standing director and is appointed with the recommendation of Director Nomination Committee and by the resolution of general meeting of shareholders. Other members of the Audit Committee who are non-standing directors are appointed from among non-standing directors and by the resolution of the general meeting of shareholders.

The Audit Committee secures objectivity on conducting the audit, working separately from the directors and the management. If it is necessary to carry out its duties, the committee may request any related executive or employee to be present at the committee, to submit reports and to state one’s opinion.

2.	Key Characteristics of Corporate Governance Structure

(1) Organization of the Board of Directors

The Board of Directors is composed of seven standing directors (including the CEO) and eight non-standing directors. Non-standing directors are elected from candidates with ample industrial or professional knowledge and experience so as to respond flexibly and expertly to the changing business environment. The chairperson of the Board of Directors is appointed from among non-standing directors for fair and transparent operation of the Board of Directors.

Directors are appointed in accordance with the Act on the Management of Public Institutions and the Articles of Incorporation of KEPCO. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders. Standing directors other than the CEO are appointed by the CEO after the approval at the general meeting of shareholders. The standing director who concurrently serves as a member of the Audit Committee is appointed by the President of the Republic of Korea upon the motion of the Ministry of Economy and Finance following the nomination by Director Nomination Committee, the resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders. Non-standing directors must be appointed by the Minister of the Ministry of Economy and Finance following the resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the Director Nomination Committee. The term of the CEO is three years, while that of directors other than the CEO is two years.

(2) Subcommittees in the Board of Directors

Under the Board of Directors, there are three subcommittees, namely, Audit Committee, Director Nomination Committee and ESG Committee. In accordance with the Act on the Management of Public Institutions, ‘market-type public corporations’ such as KEPCO must have an Audit Committee and a Director Nomination Committee. In December 2020, for the first among all public corporations in Korea, KEPCO additionally established an Environment, Social and Governance (“ESG”) Committee in our Board of Directors to reinforce ESG-based management system and to ensure continuous performance in this area.

(3) Diversity and Expertise of the Board of Directors

In order to enhance the expertise of its Board of Directors, KEPCO requires that personal expertise be considered when screening out director candidates and has actively recruited experts in the energy industry. In addition, following the appointments, KEPCO strives to nurture and strengthen the expertise of its directors by arranging site visits and on-ground trainings at power facilities, domestic and abroad, and regularly provides them with updated information on major trends in the energy industry and managerial issues.

To ensure a balanced and diverse membership for its Board of Directors, KEPCO relies on a wide range of institutions which recommend director candidates. For example, KEPCO encourages the recruitment of female directors by having the Director Nomination Committee to constantly monitor and seek female director candidates. Also, KEPCO seeks to maintain a balanced view within its Board of Directors by appointing directors with profound knowledge and expertise in various fields including law, finance, accounting, academics and energy.

(4) Independence of the Board of Directors

KEPCO ensures the independence of its Board of Directors so that the diretors can carry out their duties of ‘checks and balances’ in a responsible manner. KEPCO also strictly scrutinizes whether a non-standing director candidate has any related party transaction that would disqualify such candidate from his or her directorship under the Korean Commercial Act. Moreover, KEPCO has reinforced the decision-making power of its non-standing directors by requiring that a majority of the board be appointed as non-standing directors and the chairperson of the board be appointed from among the non-standing directors.

II. Shareholders

1. Shareholders’ Rights

(1) General Meeting of Shareholders

KEPCO makes a public disclosure immediately after the Board of Directors resolves to hold a general meeting of shareholders and announces the time, place, agenda and other details of the meeting at least two weeks before the date of meeting.

However, the notice for the shareholders who have shares under 1% of total issued shares is announced on the Data Analysis, Retrieval and Transfer System (“DART”) of the Financial Supervisory Service and Korea Investor’s Network for Disclosure System (“KIND”) of the Korea Exchange. KEPCO will continuously make effort to inform shareholders of the general meeting with sufficient time in advance.

Annual general meetings are held within three months after the end of each business year, and extraordinary general meetings are held at such other times as are deemed necessary.

KEPCO’s general meetings of shareholders in the period from January 2021 to May 2022 were held as follows;

Type	Date of Resolution	Date of Notice	Date of Meeting	Place

Annual General Meeting	Feb. 19, 2021	Mar. 9, 2021	Mar. 25, 2021	KEPCO Headquarters
	Feb. 24, 2022	Mar. 14, 2022	Mar. 29, 2022
Extraordinary General Meeting	May 13, 2021	May 13, 2021	May 28, 2021
	Jul. 21, 2021	Jul. 21, 2021	Aug. 10, 2021
	Sep. 29, 2021	Sep. 29, 2021	Oct. 14, 2021

(2) Voting at the General Meeting of Shareholders

A list of the agenda voted at the general meetings of shareholders in the period from January 2021 to May 2022 is provided below.

Date of Meeting	Resolution	Agenda	Outstanding Shares	Shares Voted	Shares for (Approval Rate*)

Mar. 25, 2021	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2020	641,964,077	479,384,007	478,466,818 (99.8%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2021	641,964,077	479,384,007	478,439,725 (99.8%)
	Ordinary	Election of a Standing Director - Kim, Tae-Ok	641,964,077	479,384,007	476,531,926 (99.4%)
	Extraordinary	Approval of amendments to the Articles of Incorporation	641,964,077	479,384,007	478,729,841 (99.9%)
May 28, 2021	Ordinary	Election of the President & CEO - Cheong, Seung-Il	641,964,077	461,564,017	458,508,725 (99.3%)
	Ordinary	Election of a Standing Director - Park, Heon-Gyu	641,964,077	461,564,017	457,864,092 (99.2%)
	Ordinary	Election of a Non-Standing Director as a Member of Audit Committee - Park, Hyo-Sung	316,228,560	145,704,220	144,006,525 (98.8%)
Aug. 10, 2021	Ordinary	Election of a Non-Standing Director as a Member of Audit Committee - Kim, Jae-Shin	329,229,695	146,846,933	146,922,033 (99.4%)
Oct. 14, 2021	Ordinary	Election of a Standing Director - Lee, Heung-Joo	641,964,077	454,917,494	452,453,037 (99.5%)
Mar. 29, 2022	Ordinary	Approval of consolidated and separate financial statements for the fiscal year 2021	641,964,077	453,493,332	446,826,964 (98.5%)
	Ordinary	Approval of the maximum aggregate amount of remuneration for directors in 2022	641,964,077	453,493,332	412,649,957 (91.0%)

*

The voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares, are limited to three percent when appointing members of the Audit Committee, under the Korean Commercial Act.

*	Approval rate is the percentage of shares for to the shares voted.

(3) Proposal Right of Shareholders

KEPCO assures the proposal right of shareholders in accordance with requirements provided on the Korean Commercial Act. When a certain agenda is proposed and unless it is against the laws or the Articles of Incorporation of KEPCO, it shall be submitted to the general meeting of shareholders after the resolution by the Board of Directors.

Every shareholder who attends the general meeting of shareholders has the right to inquire and request for explanation on the agenda, unless he or she obviously intends to obstruct the proceedings of the meeting.

Shareholders may make a proposal for the general meeting of shareholders, but any shareholder proposal has not been submitted to the meetings held by May 2022. KEPCO will consistently strive to guarantee the shareholders’ proposal right in accordance with the relevant laws, providing such information through KEPCO’s corporate website.

(4) Shareholder Return Policy

In accordance with provisions in the Korean Commercial Act, Articles of Incorporation of KEPCO and the KEPCO Act, KEPCO is entitled to pay out dividends. KEPCO determines dividends considering the future investment plan, cash flow and financial structure to enhance shareholder value and increase shareholder return. KEPCO did not paid any dividend for the fiscal year 2021.

KEPCO’s dividend payments are finally determined at the annual general meeting of shareholders through resolutions by the Board of Directors and announced immediately and officially through the electronic disclosure system (DART).

(5) Dividend

Details of KEPCO’s dividend payments in the past three years are as follows.

Fiscal Year	Share Dividend	Cash Dividend
		Dividend Per Share (KRW)	Payout Ratio on the separate basis (%)	Total Dividend (Million KRW)	Dividend Yield* (%)
2021	—	—	—	—	—
2020	—	1,216	40.0	780,628	4.5
2019	—	—	—	—	—

*	Dividend Yield ratio is based on the average closing price of KEPCO shares of a week, two days before the closing of shareholders’ registry.

KEPCO is authorized to pay preferential dividends on shares held by holders other than the Government. However, KEPCO has not done so in the past three years as there has been no such proposal from the Government, its majority shareholder. There was no interim dividend paid in the past three years.

2. Fair and Equitable Treatment of Shareholders

(1) Issued Shares and Disclosure of Company Information

Currently, KEPCO’s authorized share capital is as follows.

	Authorized Shares	Issued Shares	Issued Rate	Note
Common Shares	1,200,000,000	641,964,077	53.50%	Registered Common Shares
Class Shares	150,000,000	—	0.00%	Non-Voting Preferred Shares

*	Par value of a share is KRW 5,000.
*	Issued rate is the percentage of issued shares for to the authorized shares.

Issued common shares are all registered common shares, and each share shall have one voting right. The voting rights of the shareholders who has shares in excess of three percent of the total number of issued shares are limited to three percent when it comes to the agenda of election of members of the Audit Committee, under the Korean Commercial Act.

KEPCO makes its company information publicly through its corporate website and electronic disclosure systems in order to provide the information in a fair and equitable way and in a timely manner.

KEPCO holds IR meetings in relation to quarterly earnings releases in February, May, August and November. Moreover, following the relocation of its headquarters to Naju city, KEPCO holds weekly IR meetings in Seoul and conference calls with institutional investors. KEPCO announces its earnings release schedule through the electronic disclosure system (DART) of Korea Exchange as well as through public filings on the SEC website; KEPCO also posts its IR schedule on its corporate website.

IR Presentations are available on its corporate website, both in Korean and English. (http://home.kepco.co.kr/kepco/EN)

Since listing its American Depositary Receipts on the New York Stock Exchange in October 1994, KEPCO makes English disclosures available on the SEC website through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The English filings KEPCO makes to the SEC is available by accessing http://www.sec.gov, clicking the “Company Filings” button and entering “Korea Electric Power Corporation” in the “Company Name” search field.

(2) Related Party Transactions and the Internal Monitoring System

KEPCO has put in effect several internal regulations, including the Code of Conduct and Guidelines for Practice for its executives and employees, so as to prevent related party transactions and self-dealings that promote private interests among its executives and employees. Also, KEPCO has instituted an internal monitoring system to identify and appropriately disclose related party transactions between KEPCO and its related parties.

Under the Code of Conduct, employees whose conduct harms the proper performance of his or her duties become subject to disciplinary actions. The Code of Conduct also prohibits employees from engaging in transactions based on information obtained in the course of employment. In addition, under the Regulations Concerning the Public Disclosure, its executives and employees are prohibited from using any material non-public information related to its business in trading of securities or any other transaction.

(3) Shareholder Protection Policy Regarding Material Changes on Corporate Governance Structure or Major Business

To protect shareholder rights, KEPCO provides various communication channels to shareholders, such as corporate website, to suggest their opinions and get material information on its major business and operation.

There was no material change on corporate governance structure or major business from January 2021 to May 2022, including merger, business transfer, divestitures, exchange or transfer of its shares.

III. Board of Directors

1. Functions

(1) Management Decision

The Board of Directors, which is established based on the Korean Commercial Act, makes reviews and resolutions on the matters as stipulated in the relevant laws and the Articles of Incorporation of KEPCO, including matters concerning its finance, mid- and long-term strategy and business plans.

Matters subject to resolutions by and reporting to the Board of Directors are as follows.

a) Matters subject to review and resolutions by the Board of Directors

•	Setting business objectives, budget, financing plans and operational plans;

•	Use of reserve funds;

•	Settlement of annual accounts;

•

Acquisition, addition and disposal of generation facilities in excess of 200,000 kW capacity and fixed assets valued at more than Won 30 billion (other than generation facilities and transmission and substation facilities);

•	Long-term planning for electricity transmission and substation;

•	Long-term borrowings, corporate debenture issuance and repayments thereof;

•	Electricity tariff rates;

•	Disposition of surplus funds;

•	Investment in or in-kind contributions to other entities;

•	Debt Guarantee for other entities;

•	Amendment to the Articles of Incorporation;

•	Establishment and amendment to major internal regulations;

•	Calling of the general meeting of shareholders and determination of the agenda therefor;

•	Issuance of new shares and disposition of forfeited shares and fractional shares;

•	Capital increase and decrease;

•	Approval of asset revaluation amounts;

•	Corporate dissolution;

•	Research and development plans;

•	Merger, dissolution and guarantee of investee companies;

•	Composition of the Director Nomination Committee and determination of the criteria for evaluating director nominees;

•	Management contract with the CEO;

•	Request for dismissal of the CEO;

•	Expansion and establishment of regional offices;

•	Remuneration for Executives;

•	Modification in resolutions previously made by the Board of Directors, according to increases in total expenses(over 10% or 10 billion won) or significant changes on the original plan

•	Related party transaction which amounts more than 5% of total equity or 50 billion won; and

•	Other matters deemed necessary by the CEO or the Board of Directors.

b) Matters subject to reporting to the Board of Directors

•	Settlement of accounts for the first half of the fiscal year;

•

Matters noted during the National Assembly audit, audits by accountants performed pursuant to the Act on the Management of Public Institutions, and the audit by the Board of Audit and Inspection pursuant to the Act on the Management of Public Institutions, as well as plans for corrective measures and the results thereof;

•	Outcome of collective bargaining and estimated budget;

•	Performance of the audit committee and accounting audit results;

•	Explanation for non-standing director’s request pursuant to the Article 20 of the Act on the Management of Public Institutions;

•	Annual performance of the Internal Control over Financial Reporting;

•	Large-scale Reorganization results including Headquarters;

•	Operating plan under the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry; and

•	Any other matter which the Board of Directors requires reporting from the CEO.

The Board of Directors may suggest matters to its meetings as agendas which are deemed necessary regarding its operations in accordance with other legislations or articles of incorporation, other than the matters subject to resolutions by BOD specified in Regulations Concerning the Board of Directors. The Board of Directors actively proposes agenda, which the BOD or the CEO recognize its importance to have BOD review or resolutions even if it is not forced by related laws, as stipulated in Regulations Concerning the Board of Directors.

In accordance with the Regulations Concerning the Board of Directors, the Board of Directors may delegate to the CEO to decide on matters that are subject to BOD review and resolutions to the extent that such matters are deemed to be insignificant. In addition, under the Regulations, the CEO may act on urgent matters first and then promptly request for ratification by the Board of Directors to the extent that time did not permit holding a BOD meeting or the BOD meeting otherwise could not be held. However, if the Board of Directors decides not to ratify the emergency measures undertaken by the CEO, such measures will have no further force and effect.

(2) Appointment of CEO

The President of KEPCO, who concurrently serves as a Chief Executive Officer, is appointed in accordance with the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The CEO is appointed by the President of the Republic of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by the Director Nomination Committee, the review and resolution of the Committee for Management of Public Institutions (established under the Ministry of Economy and Finance) pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of shareholders.

The CEO Nomination Committee consists of five to fifteen members, and the chairperson of the committee must be selected from among non-standing directors. The CEO Nomination Committee recommends eligible candidates that meet the criteria stipulated in the Guidelines for Personnel Management of Public Institutions and Regulations Concerning Operations of the Director Nomination Committee. The eligibility criteria for a CEO candidate are as follows:

•	Professional knowledge and experience regarding the electric power industry;

•	Competence in managing organizational and corporate affairs;

•	Commitment and competence to initiate reform;

•	Strategy and vision as the Chief Executive Officer; and

•	Integrity, morality and a strong sense of corporate ethics.

The term of President and CEO is three years in accordance with the Act on the Management of Public Institutions. However, it can be renewed by an increment of one year based on the evaluation.

In the event that the President and CEO cannot perform his or her duties due to an unavoidable reason, one of the standing directors shall act for the President and CEO in such order of priority as shall be specified in the Articles of Incorporation of KEPCO. However, if none of the standing directors is able to serve as the President & CEO, the senior non-standing director, the most senior non-standing director (based on the date of appointment if the senior non-standing director is unable to serve) and the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the President & CEO, in that order of priority.

(3) Internal Control Policy

The Audit Committee takes an important role in the risk management. The Audit Committee sets internal audit plans and conducts an audit on KEPCO’s business and accounting. The Audit Committee regularly receives reports from the external auditor on the audit results, auditing activities and the soundness of financial activities, and provides its opinion.

For a law-abiding management, KEPCO designates establishment and amendment of internal audit regulations as matters subject to resolution by the BOD and operates the Code of Conduct and the Guidelines for the Practice for KEPCO executives and employees.

Pursuant to the Act on External Audit of Stock Companies, etc., KEPCO made Regulations Concerning Internal Control over Financial Reporting and established the internal accounting control system. In order to enhance the reliability of financial information and share the importance of Internal Control over Financial Reporting companywide, KEPCO defines control activities in detail and conducts an annual evaluation of the effectiveness of its Internal Control over Financial Reporting.

The President and CEO of KEPCO, who is responsible for the company’s Internal Control over Financial Reporting, examines the effectiveness of the company’s Internal Control over Financial Reporting after the end of every fiscal year and reports the results to the general meeting of shareholders, the Board of Directors, and the Audit Committee. The Audit Committee evaluates the operation of Internal Control over Financial Reporting and reports the results to the Board of Directors.

KEPCO is in compliance with the related laws and Regulation concerning Internal Control over Financial Reporting, as it amends internal regulations in accordance with any amendment to the Act on the External Audit of Stock Companies, etc.

KEPCO also has put in effect the Regulations Concerning Public Disclosure to make sure that all information be disclosed in a fair, accurate and timely manner. The Corporate Senior Executive Vice President & Chief Financial (Strategy) Officer is responsible for establishing and maintaining disclosure management system and the Finance & Accounting Settlement Team is gathering and reviewing the information to be disclosed from business operating department, periodically and frequently as needed.

2. Composition of the Board of Directors

(1) Current state of Composition

The organizational chart of the Board of Directors is as follows;

The Board of Directors as of May 31, 2022 is listed as follows;

Type	Gender	Name (Age)	Title	Positions held Since
Standing Director	Male	Cheong, Seung-Il (61)	President, Chief Executive Officer	Jun. 1, 2021
Standing Director	Male	Choi, Young-Ho (57)	Comptroller & Auditor General and Member of the Audit Committee (Non- executive)	Nov. 16, 2020
Standing Director	Male	Lee, Heyn-Bin (59)	Corporate Senior Executive Vice President & Chief Business Management Officer	Sep. 14, 2020
Standing Director	Male	Lee, Jong-Hwan (61)	Corporate Senior Executive Vice President & Chief Business Operations Officer	Nov. 9, 2020
Standing Director	Male	Park, Heon-Gyu (59)	Corporate Senior Executive Vice President & Chief Financial (Strategy) Officer	May 28, 2021
Standing Director	Male	Kim, Tae-Ok (59)	Corporate Senior Executive Vice President & Chief Power Grid Officer	Mar. 25, 2021
Standing Director	Male	Lee, Heung-Joo (60)	Corporate Senior Executive Vice President & Chief Nuclear Business Officer	Oct. 14, 2021
Non-standing Director	Male	Seong, Si-Heon (61)	Chairperson of the Board of Directors and the ESG Committee	Jun. 10, 2020
Non-standing Director	Male	Park, Jong-Bae (58)	—	Jan. 31, 2020
Non-standing Director	Female	Bang, Su-Ran (35)	Member of the ESG Committee	Sep. 1, 2020
Non-standing Director	Male	Park, Hyo-Sung (63)	Member of the Audit Committee	Apr. 14, 2021
Non-standing Director	Male	Lee, Kee-Man (61)	—	Apr. 14, 2021
Non-standing Director	Male	Hwang, Cheol-Ho (45)	Member of the ESG Committee	Apr. 14, 2021
Non-standing Director	Male	Lee, Kye-Sung (65)	—	Jul. 9, 2021
Non-standing Director	Female	Kim, Jae-Shin (55)	Chairperson of the Audit Committee	Jul. 9, 2021

Under the Board of Directors, there are three subcommittees, namely, Audit Committee, Director Nomination Committee and ESG Committee as follows;

Committees	Gender	Composition	Main Role of the Committee

Director Nomination Committee	—	Non-standing directors and members appointed by the Board of Directors (Total 5-15 members)

•  Decision on the nomination process for director candidates

•  Review and recommendation of director candidates

•  Negotiation of the Administration Agreement with the President candidate

•  Other matters related with recommendation of the director candidates

Audit Committee	Female	Kim, Jae-Shin (Chairperson, Non-Standing)	• Conduct audit on work and accounting • Evaluate the operation of Internal Control over Financial Reporting • Inspect internal monitoring system working
	Male	Park, Hyo-Sung (Non-Standing)
	Male	Choi, Young-Ho (Standing, Non-executive)
ESG Committee	Male	Seong, Si-Heon (Chairperson, Non-Standing)	• Review on material ESG related issues • Consult on ESG related business strategies and specific plans
	Female	Bang, Su-Ran (Non-Standing)
	Male	Hwang, Cheol-Ho (Non-Standing)

Pursuant to the Act on the Management of Public Institutions and Articles of Incorporation of KEPCO, KEPCO’s Board of Directors consists of not more than 15 directors. Of such directors, no more than seven can be standing directors (including the CEO), and no more than eight can be non-standing directors. Since the standing directors (including the CEO) cannot constitute the majority of the Board of Directors, the board can perform independently from the management and the dominant shareholder.

Under Regulations Concerning the Board of Directors and Act on the Management of Public Institutions, the senior non-standing director is appointed as the chairperson of the board. However, in circumstance where the chairperson cannot serve his or her duties inevitably, the most senior non-standing director (based on the date of appointment) or the eldest non-standing director (based on age if there are more than one such most senior non-standing director) shall serve as the chairperson of the Board of Directors.

(2) Director Eligibility Requirements and Appointment Process

KEPCO’s directors satisfy all statutory eligibility requirements, including under the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Act. In addition, following appointment of directors, KEPCO periodically monitors whether the directors are compliant with the eligibility criteria, including in relation to the eligibility criteria applicable to non-standing directors under the Korean Commercial Act.

A. Eligibility

KEPCO considers the qualification requirements under the Guidelines for Personnel Management of Public Institutions and selects qualified candidates with practical abilities and competence. The qualifications required of directors include knowledge and experience in the relevant field, leadership and organizational management capabilities, ethical behavior based on integrity and morality and other qualifications required in light of KEPCO’s special characteristics and environment.

B. Director Appointment Process

Pursuant to the Act on the Management of Public Institutions, the KEPCO Act and the Articles of Incorporation of KEPCO, standing directors other than the CEO and the standing director who concurrently serves as a member of the Audit Committee are appointed by the CEO with the approval at the general meeting of shareholders.

In the case of standing directors other than the CEO or those who concurrently serve as members of the Audit Committee, the appointment process does not involve the Director Nomination Committee in accordance with the Act on the Management of Public Institutions; however, such directors are appointed from among candidates who pass the evaluation under Instructions Concerning Evaluation of Standing Director Candidates for Public Institutions issued by the Ministry of Trade, Industry and Energy.

(3) Recommendation of Director Candidates

In accordance with the Act on the Management of Public Institutions, KEPCO must have a Director Nomination Committee to recommend candidates for the positions of the CEO, the standing director who concurrently serves as a member of the Audit Committee and non-standing directors. We manage details with Regulations Concerning Operations of the Director Nomination Committee.

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors. The committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members. The committee members selected by the Board of Directors are from various fields, such as law, economics, academia, media and labor relations, and are required under the applicable regulations to include one person who acts as a spokesperson for KEPCO. The chairperson of the Director Nomination committee is elected from among the committee members who are non-standing directors by the vote of the members of the Director Nomination Committee.

In order to ensure transparency and fairness in the director nomination process, KEPCO strictly adheres to its internal regulations and relevant laws regarding the eligibility criteria and appointment process for directors. Moreover, KEPCO verifies the eligibility criteria of each director candidates, as required by the Act on the Management of Public Institutions, the Public Service Ethics Act and the Korean Commercial Act. In addition, KEPCO enlists the assistance of the Ministry of Gender Equality and Family and other organizations to recruit women candidates and thereby foster a more gender-balanced representation in its Board of Directors.

KEPCO provides detailed information with director appointment process to shareholders at least two weeks before the general meeting of shareholders, to review thoroughly on director candidates. Also, KEPCO persistently makes efforts to reflect minority shareholders’ opinions.

We do not exclude concentrated voting under Articles of Incorporation of KEPCO. If concentrated voting is claimed by a shareholder who has more than 1% of the issued shares, in a general meeting of shareholders subjects to the appointment of more than two directors, we can adopt concentrated voting in accordance with the Korea Commercial Act.

3. Non-Standing Directors

In order to ensure fairness and transparency in the appointment of non-standing directors, KEPCO carries out such appointments in strict compliance with the specified procedures set out in Regulations Concerning Operations of the Director Nomination Committee for nomination of non-standing director candidates and after a careful scrutiny for any statutory reason for disqualification, including under the Korean Commercial Act.

The following tables sets forth the non-standing directors’ term and significant interests with KEPCO and its subsidiaries as of May 31, 2022;

Name	Positions held Since (tenure)	Work Experience in		Transactions of the company which each non-standing director is its majority shareholder, in the past 3 fiscal years with		Transactions of the company which each non-standing director concurrently holds its position, in the past 3 fiscal years with
		KEPCO	KEPCO’s Subsidiaries	KEPCO	KEPCO’s Subsidiaries	KEPCO	KEPCO’s Subsidiaries
Seong, Si-Heon	Jun. 10, 2020 (2yrs)	No	No	No	No	No	No
Park, Jong-Bae	Jan. 31, 2020 (2yrs 4m)	Mar. 1987 – Feb. 1998 (11yr)	No	No	No	No	No
Bang, Su-Ran	Sep. 1, 2020 (1yr 9m)	No	No	No	No	No	No
Park, Hyo-Sung (Member of the Audit Committee)	Apr. 14, 2021 (1yr 2m)	No	No	No	No	No	No
Lee, Kee-Man	Apr. 14, 2021 (1yr 2m)	No	No	No	No	No	No
Hwang, Cheol-Ho	Apr. 14, 2021 (1yr 2m)	No	No	No	No	No	No
Lee, Kye-Sung	Jul. 9, 2021 (11m)	No	No	No	No	No	No
Kim, Jae-Shin (Chairperson of the Audit Committee)	Jul. 9, 2021 (11m)	No	No	No	No	No	No

As of May 31, 2022, none of KEPCO’s non-standing directors concurrently holds any position in other company.

4. Evaluation of Non-Standing Directors

(1) Evaluation

Evaluation of the non-standing directors is conducted in accordance with the Act on the Management of Public Institutions. Evaluation includes the attendance rates in the board meetings, performance in the board and contribution to KEPCO. Four of non-standing directors were subject to the evaluation from January 2021 to May 2022, Noh, Geum-Sun and Choi-Seung-Kook in February 2021, Park, Jong-Bae in October 2021 and Bang, Su-Ran in May 2022.

If the evaluation result of a non-standing director’s performance is poor, the Minister of the Ministry of Economy and Finance may dismiss the non-standing director through the resolution by the Committee for Management of Public Institutions or propose the dismissal of the non-standing director to the person who has the right to appoint the non-standing director. The term of office for non-standing directors is two years, and it can be renewed by an increment of one year based on the evaluation results, at the discretion of the Minister of Ministry of Economy and Finance.

(2) Compensation

Compensation for a non-standing director does not exceed Won 30 million for a year including fixed monthly payment and extra payment for attending meetings, in accordance with the Guidelines for Director Compensation of Public Institutions.

The following table sets forth compensations for non-standing directors in 2021;

In thousands of Korean Won

Year	Number of non-standing directors	Total amount of remuneration	Average remuneration per director
2021	8	240,000	30,000

*	The average remuneration per director is based on the average number of non-standing directors in 2021.

As of May 31, 2022, KEPCO does not grant stock options to the non-standing directors.

5. BOD Operation

(1) Outline of BOD Operation

KEPCO has operational details of the Board of Directors on the Articles of Incorporations of KEPCO and Regulations Concerning the Board of Directors. The Board of Directors is required to hold regular meetings on a monthly basis and non-regular meetings as needed. Meetings of the Board of Directors are convened upon the request of the chairperson or of more than one third of the Directors. Notice of the meeting is required at least seven days before the meeting. The Korean Commercial Act permits attendance by teleconference or video conference.

The following table sets forth the details of the board meetings held from January 2021 to May 31, 2022.

Date	Attendance/ Total	Agenda	Results
Jan. 15, 2021	15/15	Approval of the safety management plan of 2021	Approved as proposed
		Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed
		Report on liquidation of the fund regarding overseas exploration and production projects	Accepted as reported

Feb. 9, 2021	13/13	Approval of forming Director Nomination Committee and evaluation standards for the candidates of the President & CEO	Approved as proposed

Feb. 19, 2021	10/13	Approval to call for the annual general meeting of shareholders for the fiscal year 2020	Approved as proposed
		Approval of consolidated and separate financial statements for the fiscal year 2020	Approved as proposed
		Approval of Agreement on Management Performance Assessment for the President & CEO	Approved as proposed
		Approval of amendments to the Articles of Incorporation	Approved as proposed
		Approval of the maximum aggregate amount of remuneration for directors in 2021	Approved as proposed
		Report on Internal Control over Financial Reporting for the fiscal year 2020	Accepted as reported
		Report on the evaluation of Internal Control over Financial Reporting for the fiscal year 2020	Accepted as reported
		Report on audit results for 2020	Accepted as reported

Mar. 5, 2021	11/13	Approval of the Statement of Appropriation of Retained Earnings for the fiscal year 2020	Approved as proposed
		Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval to revise the call for the annual general meeting of shareholders for the fiscal year 2020	Approved as proposed

Apr. 16, 2021	14/14	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed
		Approval of amendments to Regulations for Employee Remuneration and Welfare	Approved as proposed

May 13, 2021	14/14	Approval of recommendation of the candidate for a member of the Audit Committee	Approved as proposed
		Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2021	Approved as proposed

May 21, 2021	14/14	Approval of personnel increase	Approved as proposed
		Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval of the additional contribution to Korea Institute of Energy Technology (KENTECH, previously disclosed as KEPCO Tech University)	Approved as proposed
		Report on audit results for the first quarter of 2021	Accepted as reported

Jun. 25, 2021	14/15	Approval of the mid-to-long term financial management plan (2021-2025)	Approved as proposed
		Approval of amendment to the Terms and Condition for Electricity Supply	Approved as proposed
		Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2021	Approved as proposed

Jul. 21, 2021	15/15	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2021	Approved as proposed
		Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed
		Approval of nomination of the candidate of a member of Audit Committee	Approved as proposed
		Approval to appoint members of the ESG Committee	Approved as proposed
		Approval of investment in the Intra-company Employee Welfare Fund in 2021	Approved as proposed
		Approval of establishment of and investment on overseas corporation regarding UAE HVDC-VSC subsea transmission system construction and operation project	Approved as proposed
		Approval to proceed the 2nd phase of the company-wide adoption plan of the Sales & marketing and Distribution Information System 4.0 (SDIS 4.0)	Approved as proposed
		Report on organizational restructuring results	Accepted as reported

Aug. 20, 2021	15/15	Approval of 9th long-term plan for power transmission and substation facilities	Approved as proposed
		Report on audit results for the second quarter of 2021	Accepted as reported
		Report on financial statements for the first half of 2021	Accepted as reported

Sep. 16, 2021	15/15	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed
		Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2021	Approved as proposed

Oct. 28, 2021	14/15	Approval of the mid-to-long term management target (2022-2026)	Approved as proposed
		Approval of investment in the Encourage Fund for Rural communities in 2021	Approved as proposed

Nov. 25, 2021	15/15	Approval of amendments to Regulations for Employee Remuneration and Welfare	Approved as proposed
		Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	Deferred
		Report on audit results for the third quarter of 2021	Accepted as reported

Dec. 17, 2021	15/15	Approval of the 4th contribution to KINGS (KEPCO International Nuclear Graduate School)	Approved as proposed
		Approval of R&D plan of 2022	Approved as proposed
		Approval of budget plan and borrowings in 2022	Approved as proposed

Dec. 27, 2021	15/15	Approval of amendments to the Electricity Usage Agreement and the Supplementary Electricity Usage Agreement	Approved as proposed

Jan. 26, 2022	15/15	Approval of the safety management plan of 2022	Approved as proposed
		Approval of a debt guarantee on the financing agreement of Jeju Hanlim Offshore Wind Co., Ltd.	Approved as proposed

Feb. 24, 2022	15/15	Approval to call for the annual general meeting of shareholders for the fiscal year 2021	Approved as proposed
		Approval of consolidated and separate financial statements for the fiscal year 2021	Approved as proposed
		Approval of the maximum aggregate amount of remuneration for directors in 2022	Approved as proposed
		Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported
		Report on the evaluation of internal control over financial reporting for the fiscal year 2021	Accepted as reported
		Report on audit results for 2021	Accepted as reported
		Report on operating plan of the Act on the Control and Supervision on Nuclear Power Suppliers, etc. for the Prevention of Corruption in the Nuclear Power Industry (2022-2023)	Accepted as reported

Mar. 18, 2022	15/15	Approval of establishment of research-based spin-off companies of KEPCO	Approved as proposed
		Approval to provide a guarantee for tax equity investors of the Guam Mangilao Solar Power project in the United States	Approved as proposed
		Approval of plans for sales of the remainder of real estate holdings within a substation in Uijeongbu	Approved as proposed

Apr. 8, 2022	15/15	Approval of forming Director Nomination Committee and evaluation standards for the candidates of non-standing director	Approved as proposed
		Approval of amendments to Regulations for Employee Remuneration and Welfare	Approved as proposed

(2) Performance of Directors

KEPCO prepares minutes and depositions for each board meeting, specifying the time, place, attendees’ list, comments of attendees at the meeting and results of the resolutions. Such minutes are made publicly available through KEPCO’s corporate website and All Public Information In-One (“ALIO”) website of the Ministry of Economy and Finance except confidential information of the company. The minutes also are preserved at the headquarters after reports and confirmation at the following board meeting.

The following table sets forth the attendance and approval rates of the directors as of May 31, 2022, for the board meetings in the fiscal year of 2021;

Name	Type	Position Held Since	Attendance Rate	Approval Rate
Cheong, Seung-Il	Standing	Jun. 1, 2021	100%	100%
Choi, Young-Ho	Standing (Non-executive)	Nov. 16, 2020	93.3%	100%
Lee, Heyn-Bin	Standing	Sep. 14, 2020	100%	100%
Lee, Jong-Hwan	Standing	Nov. 9, 2020	100%	100%
Park, Heon-Gyu	Standing	May 28, 2021	100%	100%
Kim, Tae-Ok	Standing	Mar. 25, 2021	100%	100%
Lee, Heung-Joo	Standing	Oct. 14, 2021	100%	100%
Seong, Si-Heon	Non-Standing	Jun. 10, 2020	86.7%	100%
Park, Jong-Bae	Non-Standing	Jan. 31, 2020	93.3%	100%
Bang, Su-Ran	Non-Standing	Sep. 1, 2020	100%	100%
Park, Hyo-Sung	Non-Standing	Apr. 14, 2021	100%	100%
Lee, Kee-Man	Non-Standing	Apr. 14, 2021	100%	100%
Hwang, Cheol-Ho	Non-Standing	Apr. 14, 2021	100%	100%
Lee, Kye-Sung	Non-Standing	Jul. 9, 2021	100%	100%
Kim, Jae-Shin	Non-Standing	Jul. 9, 2021	100%	100%

6. Subcommittees

Under the Board of Directors, there are three subcommittees, namely, Audit Committee, Director Nomination Committee and ESG Committee. KEPCO established these subcommittees in accordance with Regulations Concerning the Board of Directors and operates subcommittees’ aim, applicable scope, duties, composition and the way of call and resolution under regulations concerning each subcommittee.

Audit Committee conducts an audit on KEPCO’s business and accounting, inspects the business and assets of the company and report results to the Board of Directors. ESG Committee reviews on an agenda subject to resolution of the Board of Directors which is related to ESG issues and also reports results to the Board of Directors. However, Director Nomination committee decides its composition including non-standing directors and evaluation standards for director candidates with a resolution of the Board of Directors, so does not need to report results to the Board of Directors.

(1) Audit Committee

KEPCO maintains an Audit Committee pursuant to the Korean Commercial Act. The Audit Committee consists of three members, two of who are required to be non-standing directors. The details of the Audit Committee are provided in ‘IV. Audit’ section.

(2) Director Nomination Committee

The Director Nomination Committee is convened on an ad-hoc basis depending on the need for new appointment of directors, in accordance with the Act on the Management of Public Institutions. The committee members consist of non-standing directors and others selected by the Board of Directors and must be not less than five and not more than fifteen persons, of which the Board of Directors elects less than one-half of the members.

The Director Nomination Committee from January 2021 to May 31, 2022 were held as follows;

Round		Date	Agenda	Results
Appointment of the CEO	1	Mar. 18, 2021	Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	2	Mar. 29, 2021	Determine recruiting schedule, means of recruiting and screening (renotified)	Approved as proposed
	3	Apr. 5, 2021	Document screening	Approved as proposed
	4	Apr. 6, 2021	Interview	Approved as proposed
Appointment of a non-standing director	1	Jan. 22, 2021	Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	2	Feb. 16, 2021	Document screening	Approved as proposed
Appointment of a non-standing director	1	Apr. 28, 2021	Determine recruiting schedule, means of recruiting and screening	Approved as proposed
	2	May 10, 2021	Document screening	Approved as proposed

(3) ESG Committee

In December 2020, KEPCO established an Environment, Social and Governance (“ESG”) Committee under the Board of Directors to reinforce ESG-based management system and to ensure continuous performance in this area. ESG Committee consists of three non-standing directors. ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans, checking on the overall direction of sustainable management and monitoring achievements and problems within such performances.

The ESG Committee from January 2021 to May 31, 2022 were held as follows;

Date	Attendance/ Total	Agenda	Results
Jan. 15, 2021	3/3	Approval of operation plan of ESG Committee	Approved as proposed
		Report on the safety management plan of 2021	Accepted as reported
May 21, 2021	3/3	Approval of publishing plan of Sustainability Report of 2021	Approved as proposed
		Report on domestic and overseas ESG trends and ESG management plan	Accepted as reported
		Report on a comprehensive plan for implementing social value	Accepted as reported
Jul. 21, 2021	3/3	Approval of the establishment of the ESG Advisory Committee	Approved as proposed
		Report on establishing ESG management system and operating plan in the second half of the year	Accepted as reported
Oct. 27, 2021	3/3	Approval of registration in UNGC (United Nations Global Compact)	Approved as proposed
		Approval of publication of Sustainability Report of 2021	Approved as proposed
May 20, 2022	3/3	Report on implementation strategy of KEPCO ESG Management	Accepted as reported

The following table sets forth the attendance rates of the directors as of May 31, 2022 for the ESG committee meetings from January 1, 2021 to May 31, 2022;

Name	Type	Position Held Since	Attendance Rate
Seong, Si-Heon	Non-Standing	Jun. 10, 2020	100%
Bang, Su-Ran	Non-Standing	Sep. 1, 2020	100%
Hwang, Cheol-Ho	Non-Standing	Apr. 14, 2021	100%

IV. Audit

1. Internal Audit

(1) Responsibilities and Authorities of the Audit Committee

KEPCO maintains an Audit Committee pursuant to the Act on the Management of Public Institutions, and the composition, responsibilities and authorities of the Audit Committee are provided in the Regulations Concerning Operations of the Audit Committee.

The Audit Committee consists of three directors, two of who are required to be non-standing directors. The chairperson of the committee is required to be a non-standing director. At least one member of the committee must be an accounting or financial expert pursuant to the Enforcement Decree of the Korean Commercial Act.

The following table sets forth the members of the Audit Committee as of May 31, 2022;

Title	Type	Name	Experiences Related to the Audit
Chairperson	Non-Standing	Kim, Jae-Shin

•  Certified public accountant of Samhwa Accounting Firm (from 2000 to 2004)

•  Certified public accountant of Dasan Accounting Firm (from 2004 to 2006)

•  Certified public accountant of Nexia Samduk (from 2006 to 2021)

•  Certified public accountant of Saedure Accounting Firm (from 2021 to present)

Member	Non-Standing	Park, Hyo-Sung	• Consul General, Korean Consulate General in New York, U.S.A. (from 2017 to 2019) • Ambassador Extraordinary and Plenipotentiary to Romania (from 2014 to 2015)
Member	Standing (Non-executive)	Choi, Young-Ho

•  Head of Operation and Public Administration Committee under Gwangju Metropolitan City Council (from 2002 to 2004)

•  Mayor of Nam-gu (local government in Gwangju Metropolitan City) (from 2010 to 2018)

•  Expert Advisor at Presidential Committee for Balanced National Development (in 2019)

One member of Audit committee is a standing director who is also non-executive, and such director is appointed based on the recommendation of Director Nomination Committee and by the resolution of general meeting of shareholders. The other members of the Audit Committee who are non-standing directors are appointed from among the non-standing directors by the resolution of general meeting of shareholders; the members of the Audit Committee independently and separately conduct an audit on management. The standing director of the Audit Committee shall not concurrently hold the post of public official, executive or employee of the institution subject to self-audit and engage in duties for the purposes of financial gain other than public duties pursuant to the Act on Public Sector Audits.

The Audit Committee conducts an audit on KEPCO’s business and accounting, inspect the business and assets of the company, evaluate the Internal Control over Financial Reporting of the company and examine internal monitoring system. The committee carries out its duties independently of the Board of Directors and managements to secure objectivity.

Matters subject to the review and resolutions by the Audit Committee are as follows:

•	Request to hold an extraordinary general meeting of shareholders;

•	Inspect the agenda and related documents for the general meeting of shareholders;

•	Report to the Board of Directors regarding a director’s contravention of laws and Articles of Incorporation;

•	Prepare an audit report on the financial statements to be submitted to the general meeting of shareholders;

•	Seek an injunction against a director if the director’s activities contravene KEPCO’s articles of incorporation or relevant laws and such activities are suspected of causing irreversible harm;

•	Request the directors to report on the status of the business

•	Represent KEPCO in case of a conflict of interest (including a lawsuit) between KEPCO and the directors;

•	Establish the annual audit plan;

•	Establish, amend or abolish KEPCO’s Code of Ethics and its related guidelines;

•	Approve the appointment, change and dismissal of external auditors;

•	Negotiate the compensation contract with external auditors;

•	Approve any non-audit work to be performed by external auditors;

•	Decide on the scope of matters that require consultation with external auditors;

•	Establish, modify and abolish the Regulations Concerning Operations of the Audit Committee and the Internal Regulations for Auditing; and

•	Any other matters deemed necessary by the Audit Committee or other matters delegated to the Audit Committee by the Board of Directors or by law.

The Audit Committee shall receive reports on the following:

•	Report by directors on business and operations

•	Results of the following audits:

-	Audit by the Board of Audit and Inspection

-	Comprehensive and special audits to the extent the results have a material effect on KEPCO’s business and management;

-	Annual audit results; and

-	Audit results requested by two or more non-standing directors

•	Annual audit training plan

•	Report from external auditors on a director’s illegal act or any improper behavior in the course of performance of his or her duties

•	Report from external auditors on KEPCO’s violation of accounting standards and policy

•	Report from external auditors on the audit and related reporting

•	Evaluation of the auditing activities by external auditors

•	Design, performance and potential improvements related to the internal monitoring system

•	Review of the appropriateness of critical accounting policies and estimates

•	Review of the soundness of financial activities and the accuracy of financial reporting

•	Review of the appropriateness of public disclosure

•	Breach of the Management Instruction stipulated in the Audit Standard of Public Institutions and Quasi-Governmental Institutions

•	Any other matters deemed necessary by the Audit Committee.

The Audit Committee members are trained by external professionals to foster their expertise in audit. The following table sets forth the trainings took by the Audit Committee members in 2021;

Date	By	Attended members	Agenda
Nov. 25, 2021	KPMG Samjung	Kim, Jae-Shin Park, Hyo-Sung Choi, Young-Ho	• Major changes in Internal Control over Financial Reporting and its implications

The Audit Committee, if necessary in carrying out its duties, may request attendance of employees of the company or the external auditor, submission of related materials and statements of opinions and consultation from external experts.

The breach of the law and the Articles of Incorporation of KEPCO by the management will be reviewed and resolved by the Audit Committee and be reported to the Board of Directors. The Committee receives reports from the external auditor on a director’s illegal act or any improper behavior in the course of performance of his or her duties. Any illegal acts or breaches of the management will be scrutinized in accordance with the internal audit plans and materiality of the matter and when such breaches and acts are of great importance, they will be reported to investigative authorities.

KEPCO has established an internal audit body, which directly reports to the Audit Committee, which has an independent audit support team located at KEPCO headquarters, separate from the other executive teams. KEPCO also has installed internal audit teams in fifteen regional headquarters, three regional construction headquarters and seven specialized business departments.

The internal audit teams carry out comprehensive audits, ordinary audits and extraordinary audits based on the annual audit plan approved by the Audit Committee at the beginning of the year and regularly report the results of these audits to the Audit Committee and the Board of Directors. The entirety of these audit results are accessible from KEPCO’s corporate website.

The Audit Committee members attend Board of Directors meetings and receive reports on business management that are of great importance. The committee members can easily have access to important information as it is stipulated in the internal audit plans that the committee members may receive reports on matters of great importance when it is required by the committee.

(2) Operation of the Audit Committee and the Performance of the members

Under the Regulations Concerning Operations of the Audit Committee, the committee holds regular meetings on a quarterly basis and also on an as-needed basis. Notice of the meeting specifying the time, place, purpose and agenda must be provided to the members of the committee at least seven days prior to the date of the meeting. The quorum for the committee meeting is a simple majority, and resolutions are made by the majority of the members present.

The following table sets forth the details of the meetings of the Audit Committee from January 2021 to May 31, 2022;

Date	Agenda	Results
Jan. 15, 2021	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Prior approval for the non-audit service for subsidiaries by the external auditor	Approved as proposed
	Approval of Audit plans for 2021	Approved as proposed
	Report on Training plans for auditors in 2021	Accepted as reported
	Prior report on the independence of external auditors	Accepted as reported
Feb. 19, 2021	Approval of the consolidated and separate financial statements and business report for the fiscal year 2020	Approved as proposed
	Report on Internal Control over Financial Reporting for the fiscal year 2020	Accepted as reported
	Report on the evaluation on Internal Control over Financial Reporting for the fiscal year 2020	Accepted as reported
	Report on agendas with the audit service by the external auditor for the fiscal year 2020	Accepted as reported
	Report on audit results for the fiscal year 2020	Accepted as reported
Mar. 12, 2021	Approval of the investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed
	Report on audit results by the external auditor for the fiscal year 2020	Accepted as reported

Apr. 16, 2021	Approval of appointment of external auditors of subsidiaries	Approved as proposed
	Prior approval for the non-audit service for subsidiaries by the external auditor	Approved as proposed
	Report on the Form 20-F for the fiscal year 2020 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
	Auditor’s report for the fiscal year 2020 in accordance with U.S. accounting principles	Accepted as reported
Apr. 28, 2021	Approval of the investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
May 21, 2021	Report on the audit results for the first quarter of 2021	Accepted as reported
	Report on external audit results on consolidated and separate financial statements for the first quarter of the fiscal year 2021	Accepted as reported
Jun. 25, 2021	Report on post-evaluation results of the external auditor for the fiscal year 2020	Accepted as reported
	External auditor’s report on the audit plans for the fiscal year 2021	Accepted as reported
Jul. 21, 2021	Approval of the investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
	Approval of joint selection of independent auditors for the period from fiscal year 2022 to 2024	Approved as proposed
	Report on the audit progress by independent auditor and its independence	Accepted as reported
	Report on accounting principles for the cost pass-through tariff system	Accepted as reported
Aug. 20, 2021	Approval of appointment of independent auditors of subsidiaries	Approved as proposed
	Approval of appointment of the chairperson of the Audit	Approved as proposed
	Approval of amendments to the guidelines for the handling of whistleblowing report and protection of whistleblowers	Approved as proposed
	Report on awarding excellent audit & inspection performances for the first half of 2021	Approved as proposed
	Report on audit results for the second quarter of 2021	Accepted as reported
	Auditor’s review report for the first half of 2021	Accepted as reported

Oct. 8, 2021	Approval of the investigation result on the agendas for the extraordinary general meeting of shareholders	Approved as proposed
	Approval of amendments to internal audit regulations and following guidelines	Approved as proposed
	Approval of face-to-face evaluation results on bidders for joint selection of independent auditors for the period from fiscal year 2022 to 2024	Approved as proposed
Oct. 15, 2021	Approval of appointment of an independent auditor and its fee for the period from fiscal year 2022 to 2024	Approved as proposed
Nov. 25, 2021	Report on the audit results for the third quarter of 2021	Accepted as reported
	Report on external audit results on consolidated and separate financial statements for the third quarter of the fiscal year 2021	Accepted as reported
Dec. 17, 2021	Approval of amendments to guidelines on internal audit regulations	Approved as proposed
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed
Jan. 26, 2022	Approval of Audit plans for 2022	Approved as proposed
	Approval of Amendments to Code of Conduct and Guidelines for Practice of KEPCO executives and staff members	Approved as proposed
	Approval of plans on KEPCO Integrity Certification awards	Approved as proposed
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Report on audit education plans in 2022	Accepted as reported
	Report on audit progress by independent auditors for fiscal year 2021	Accepted as reported
Feb. 24, 2022	Approval of for the consolidated and separate financial statements and business report for the fiscal year 2021	Approved as proposed
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Report on internal control over financial reporting for the fiscal year 2021	Accepted as reported
	Report on the evaluation on internal control over financial reporting for the fiscal year 2021	Accepted as reported
	Report on audit results for 2021	Accepted as reported
Mar. 18, 2022	Approval of the investigation result on the agendas for the annual general meeting of shareholders	Approved as proposed
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed
	Report on audit results by the external auditor for the fiscal year 2021	Accepted as reported

Apr. 22, 2022	Approval of establishment of guidelines on regulations to avoid conflicts of interests of KEPCO executives and staff members	Approved as proposed
	Approval of amendments to guidelines to sue or accuse on work-related crimes of KEPCO staff members	Deferred
	Approval of appointment of independent auditors of subsidiaries	Approved as proposed
	Report on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
	Report on the external audit progress on the Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Accepted as reported
May 20, 2022	Approval of appointment of independent auditors of subsidiaries	Approved as proposed
	Prior approval for non-audit service for subsidiaries by the independent auditor	Approved as proposed
	Approval of amendments to the guidelines for disciplinary actions	Approved as proposed
	Approval of amendments to guidelines to sue or accuse on work-related crimes of KEPCO staff members	Approved as proposed
	Report on external audit results on consolidated and separate financial statements for the first quarter of the fiscal year 2021	Accepted as reported

The following table sets forth the attendance rates of the current directors as of May 31, 2022 in the fiscal year of 2021;

Name	Type	Position held since	Attendance Rate
Kim, Jae-Shin	Non-Standing	July 9, 2021	100%
Park, Hyo-Sung	Non-Standing	Apr. 14, 2021	100%
Choi, Young-Ho	Standing (Non-executive)	Nov. 16, 2020	100%

Audit procedures are conducted in accordance with the audit plans that pursuant to the Act on Public Sector Audits. Details of meetings of the Audit Committee including meeting date, venue, agenda, statements made and results are documented and signed by the attended members. The Audit Committee makes reports at general meetings of shareholders regarding the meeting agenda, investigation results and audit reports statements in accordance with Regulations Concerning Operations of the Audit Committee and the Korean Commercial Act.

2. External Auditor

(1) Appointment of External Auditors

As a listed company, KEPCO appoints the external auditor for three consecutive fiscal years subject to approval by the Audit Committee in compliance with the Act on External Audit of Stock Companies, etc.

The Audit Committee comprehensively considers the following qualities when approving the appointment of the external auditor: auditing period, proper number of skilled manpower, compensations, appropriateness of audit plans, independence and expertise. Moreover, by organizing a bidding evaluation committee, the audit committee evaluates each bidder with the criteria of financial condition, understanding of KEPCO, allocation and proposed management of professionals, project implementation plan, audit quality and the availability of other accounting services.

Accordingly, on November 16, 2018, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2019 to 2021. And also on October 15, 2021, the Audit Committee approved the appointment of Ernst & Young Han Young as KEPCO’s external auditor for the fiscal years from 2022 to 2024.

The Audit committee evaluates annually the audit performance of the external auditor based on the compliance with the matters determined at the appointment, the adequacy of audit procedures, cooperation with the internal audit teams, and any sanctions by the regulatory authorities.

In limited circumstances, the Audit Committee may selectively authorize the external auditor to engage in non-audit services, but only after finding that there are no significant independence issues as well as confirming full compliance with Section 201 of U.S. Sarbanes-Oxley Act, the Code of Ethics for Korean Certified Public Accountants and Regulations Concerning Operations of the Audit Committee. The Audit Committee also considers any detriment to independence caused by such engagement, the need for a separate engagement agreement and the appropriateness of the fees being paid.

The external auditor provided non-audit services to KEPCO and its subsidiaries in 2021 as follows;

In thousands of Korean Won

Date	Services	External Auditor	Compensations
Apr. 16, 2021	Tax report advice on KEPCO KPS Philippines Corporation	Ernst & Young Han Young	19,153

(2) Communications between the Audit Committee and the external auditor

The Audit committee receives direct reporting from, and exchanges views with the external auditor at least on a semi-annual basis as to KEPCO’s critical accounting policy, review of the half-year financial statements, annual audit results and any illegal or improper act of KEPCO employees in the course of employment.

The face-to-face meetings of the audit committee and the external auditor in the fiscal year of 2021 to May 31, 2022 is listed as follows;

Date	Attendance/Total	Contents	External Auditor
Jan. 15, 2021	3/3	Report on the independence of external auditors	Ernst & Young Han Young

Feb. 19, 2021	3/3	Report on the external audit progress for the consolidated and separate financial statements for the fiscal year 2020	Ernst & Young Han Young

Mar. 12, 2021	3/3	Report on the external audit results for the consolidated and separate financial statements for the fiscal year 2020	Ernst & Young Han Young

Apr. 16, 2021	3/3	Report on the external audit progress of Form 20-F for the fiscal year 2020 to be filed with the U.S. Securities and Exchange Commission	Ernst & Young Han Young

May 21, 2021	3/3	Report on the external audit results for the consolidated and separate financial statements for the first quarter of the fiscal year 2021	Ernst & Young Han Young

Jun. 25, 2021	3/3	Report on external audit plans for 2021	Ernst & Young Han Young

Jul. 21, 2021	3/3	Report on the external audit progress for the fiscal year 2021 and independence of external auditors	Ernst & Young Han Young

Aug. 20, 2021	3/3	Report on the external audit results for the consolidated and separate financial statements for the first half of the fiscal year 2021	Ernst & Young Han Young

Nov. 25, 2021	3/3	Report on the external audit results for the consolidated and separate financial statements for the third quarter of the fiscal year 2021	Ernst & Young Han Young
Jan. 26, 2022	3/3	Report on the external audit progress for the fiscal year 2021	Ernst & Young Han Young

Feb. 24, 2022	3/3	Report on the external audit results for the fiscal year 2021	Ernst & Young Han Young

Apr. 22, 2022	3/3	Report on the external audit progress of Form 20-F for the fiscal year 2021 to be filed with the U.S. Securities and Exchange Commission	Ernst & Young Han Young

May 20, 2022	3/3	Report on the external audit results for the consolidated and separate financial statements for the first quarter of the fiscal year 2022	Ernst & Young Han Young

The external auditor reports to the Audit committee on important matters discovered during audit procedure through various methods including face-to-face meeting, e-mail and phone calls. The Audit Committee gives full support to the external auditor in conducting audit procedures. The communications between the external and internal audit teams and important matters found by the external auditors are reflected in internal audit procedures after reviewed by the internal audit teams.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Sim, Kwang-sub
Name:	Sim, Kwang-sub
Title:	Corporate Vice President

Date: June 30, 2022